May 24, 2011

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Erin Wilson, Esq., Examiner
             Pamela Howell, Esq., Special Counsel
             John Reynolds, Esq., Assistant Director

Re: ZenVault Medical Corporation
Offering Statement on Form 1-A (File No. 04-10291

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

In accordance with a conversation between Robert W. Walter, Esq., and Ms. Wilson last Friday, this letter will confirm that Richardson & Patel, LLP is now serving as securities counsel to ZenVault Medical Corporation (the "*Company*"). In this regard, the Company has had an opportunity to consult such counsel concerning the Company's Offering Statement on Form 1-A as filed on February 17, 2011 and as amended on February 24, 2011 and March 29, 2011 (collectively, the "*Offering Statement*") and the letters of comment from the Staff dated April 22, 2011 and May 10, 2011. In consultation with such counsel, the Company has now completed a preliminary review of the securities issues presented in the Company's letter to the Staff of May 2, 2011 (the "*Company Letter*") and the Staff's letter of comment dated May 10, 2011 (the "*Comment Letter*"). The text of the Staff's comments from the Comment Letter has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

General

1.   *On page three of your letter you indicate that ZenVault is "standing by to refund 100% of the funds should that be the best course of action." Please tell us the basis of such refund by ZenVault, acting unilaterally, without the agreement of each investor who has already received securities for his investment. In this regard, it would appear that an investor would need to agree to such refund and, in considering whether or not to return his securities for a refund, would be making a new investment decision. This new investment decision would appear to constitute the offer and sale of securities under the federal securities law, and would need to be registered absent an available exemption. Please tell us the basis for this offer and sale under federal law, and the facts supporting the availability of any exemption you intend to rely upon.*

Response:

The Company has reconsidered its position with respect to taking action as previously described. The Company concurs that the decision of whether to rescind or affirm a prior investment decision is, in and of itself, a new investment decision. Accordingly, the Company proposes to extend to each of the eight subscribers (a "*Subscriber*" or, collectively, "*Subscribers*") who subscribed for shares of Series A Preferred Stock (the "*Subscribed Shares*") a rescission offer (the "*Rescission Offer*"). The Rescission Offer will be made by a rescission offer memorandum (the "*Rescission Memorandum*") and will, if accepted by a Subscriber, result in the Company issuing to that Subscriber a full refund of the subscription price paid by such Subscriber, together with statutory interest thereon. Each Subscriber will be informed that he or she may accept or reject the Rescission Offer, that the decision to do so is solely that of the Subscriber, and will be instructed that each should review carefully the Rescission Memorandum before making a decision to accept or reject the Rescission Offer.

In this regard, the Company also confirms that the offering (the "*Regulation A Offering*") described in the Offering Statement was terminated on April 22, 2011, at which time the Company informed the Staff it was prepared to refund 100% of the subscription price of the Subscribed Shares. The Company has undertaken no further offers or sales of Series A Preferred Stock (the "*Preferred Stock*") or, parenthetically, any other securities, since April 22, 2011, and no subscriptions in the Regulation A Offering were accepted by the Company after April 20, 2011. No "testing the waters" or other offering-related activities have been undertaken by the Company since April 22, 2011. At that time, the total amount on deposit in the escrow account (the "*Escrow Account*") at American National Bank, Denver, Colorado (the "*Escrow Agent*"), was $340,000. As of today, the amount on deposit in the Escrow Account is $340,108.01. Confirming the foregoing information, the Company will file with the Commission a Form 2-A by May 27, 2011 which will indicate that the Regulation A Offering terminated as of April 22, 2011, and that no proceeds were released to the Company or any other party by the Escrow Agent at that time or at any time since.

In the interest of full disclosure, the Company wishes to note that Dr. Mark W. Brunvand, who played a pivotal role in assisting the Company develop the ZenVault portal, is one of the eight accredited investors who purchased Subscribed Shares. Dr. Brunvand has informed the Company that he gifted the shares for which he subscribed to two of his relatives. The Company intends to extend the Rescission Offer to Dr. Brunvand and, if he accepts the offer, the Company will pay to Dr. Brunvand an amount equal to the difference between the price he paid for the Subscribed Shares and the tax benefit, if any, Dr. Brunvand intends to claim with respect to the gifts in his 2011 tax return. The Company will obtain suitable representations from Dr. Brunvand as to the tax benefit, if any, he believes may accrue to him if he intends to accept the Rescission Offer.

The Company believes that the Rescission Offer can be made on an exempt basis relying on Section 4(2). In this regard, the Company hereby confirms that each Subscriber represented in his or her Subscription Agreement for the Subscribed Shares, and will be requested to reconfirm as part of the Rescission Offer, that each:

1. Has enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment and, as such, is a "sophisticated investor" who is able to bear the investment's economic risk;

2. Has access to the type of information normally provided in a prospectus; and

3. Has agreed (and reconfirmed his or her agreement) not to resell or distribute the securities to the public.

While the exact parameters of the Section 4(2) exemption are undefined, the Company believes that the Rescission Offer will be exempt under Section 4(2), based on each Subscriber affirmatively representing (and the Company's good faith belief) that he or she meets such criteria and will continue to do so. The number of Subscribers to whom the Rescission Offer will be made is also consistent with a claim for exemption under Section 4(2). However, as the Supreme Court held in *Ralston Purina*, the focus is not simply on the quantity of offerees, but the quality, *i.e.*, whether the persons affected need the protection of the Act, and the ability of such persons to fend for themselves (as measured by access to information which registration would disclose and whether the investor was financially sophisticated). *SEC v. Ralston Purina*, 246 U.S. 119, 124-125 (1953). In the regard, the Company wishes to emphasize that the eight investors who subscribed in the Regulation A Offering were each accredited and will be provided the Rescission Memorandum prior to making their investment decision to accept or reject the Rescission Offer. Each will also be asked to reconfirm their financial sophistication, information access, and agreement not to resell or distribute the Subscribed Shares to the public if they elect to reject the Rescission Offer.

2. *Paragraph 28 of Mr. Tarutis's affidavit requests that ZenVault "be allowed to withdraw its registration statement under Rule 477, and that the Company may proceed with an alternate offering under Rule 155(c)." Rule 155 applies only to registered offerings, not Regulation A offerings. Furthermore, Rule 155(c) applies where no securities were sold in a registered offering. In your case, you appear to have sold securities in your offering and, for this additional reason, Rule 155(c) does not appear available to ZenVault.*

Response:

The Company now understands that the Offering Statement is not a registration statement and, accordingly, that it cannot withdraw the Offering Statement or proceed with an alternate offering under Rule 155 unless it intends to undertake a registered offering. As discussed above, the Company intends to undertake an exempt offering following the Rescission Offer, rather than a registered offering.

3.   *On page two of your letter you "request the right to convert the ZenVault Reg A Offering into a Reg D Offering." Please tell us the basis for such conversion, including the Regulation D exemption you propose to rely upon and the facts supporting the availability of the exemption. In this regard, please see Rule 502(a) of Regulation D and its note, under which offers and sales made within the six months prior to a Regulation D offering may be integrated with the Regulation D offering under the five factor test.*

Response:

The Company will not be undertaking any offering conversion. As described above, when the Rescission Offer terminates (through expiration of the 30-day period (or any longer period required by state securities laws) or by receipt of acceptances or rejections of the Rescission Offer from all Subscribers prior to the expiration of the Rescission Offer period), the Company intends to undertake an offering that will be exempt under Section 4(2) and/or Rule 506 promulgated under Regulation D (the "*Exempt Offering*"). For those Subscribers who do not rescind their prior purchase of the Subscribed Shares, the Company will offer to exchange the Series A Preferred Stock for Convertible Debentures (the "Debentures") to be issued in the Exempt Offering to the Subscribers and to other prospective investors. That exchange will be undertaken in reliance on the exemptions offered by Sections 4(2) and 3(a)(9).

The Company concedes that Rule 251(c), [17 CFR 230.251(c)] does not offer the Company a safe harbor from integration of offers and sales made pursuant to the Offering Statement with a subsequent offer and sale of securities in the Exempt Offering. However, as indicated in the note to Rule 251(c), in circumstances where one or more safe harbors are unavailable, the subsequent offers and sales may not be integrated with the Regulation A offering, depending on particular facts and circumstances. That language clearly implicates the five factor test cited by the Staff in its comment.

The five factor test calls for an analysis of the following:(1) are the different offerings are part of a single plan of financing, (2) whether the offerings involve issuance of the same class of security, (3) are the offerings are made at or about the same time, (4) is the same type of consideration is to be received, (5) whether the offerings are made for the same general purpose. Securities Act Release No. 33-4552; Rule 502(a) of Regulation D.

The Staff and court decisions in this area have focused primarily on the "single plan of financing" and "same general purpose" factors in determining whether offerings should be integrated. See *Sonnenblick, Parker & Selvers* (avail. Jan. 1, 1986). In evaluating the first factor, it is notable that:

- the Company did not contemplate the Exempt Offering at the time of the Regulation A Offering;

- the Debentures to be offered in the Exempt Offering, as restricted securities, will differ significantly from the Series A Preferred Stock issued in the Regulation A Offering, which was not restricted as to resale;

- the Company will only accept subscriptions from accredited investors in the Exempt Offering, which qualifications did not apply to the Regulation A Offering, *i.e.*, the nature of the offerees in the Exempt Offering will differ from the nature of offerees in the Regulation A Offering; and

- to the extent the Offering Statement can be considered a form of general solicitation, the Regulation A Offering was terminated and the Exempt Offering will be undertaken following a more than 30-day cooling-off period.

The Company proposes to engage in the Exempt Offering by offering the Debentures, rather than the Preferred Stock offered in the Regulation A Offering. Importantly, the conversion of the Debentures into the Company's common stock will be restricted for a minimum one-year period to avoid any implication of conversion equivalency between the Debentures and Preferred Stock.

While the Company's stage of development prevents the Company from stating that the Regulation A Offering and the Exempt Offering are for other than the same general purpose, the Company asks that the Staff note that the integration doctrine is in no form or fashion implicated in the facts and circumstances. If the underlying objective of the integration doctrine is to prevent issuers from circumventing the registration requirements of Section

5, it is clear that the facts and circumstances here do not mandate a finding that two exempt offerings are really one, or that an exempt offering is really part of a registered offering.

The Company also has reviewed the Staff's Compliance & Disclosure Interpretations ("C&DI"), specifically questions 134.02, 139.08, and 139.25. The latter makes clear that the five factor test must be used when testing two or more exempt offerings for integration, the situation in which the Company finds itself. C&DI questions 134.02 and 139.08 are similar, in that each notes that an issuer cannot (in the context of a registered offering) withdraw a registration statement and immediately complete the same offering in reliance on Section 4(2). The emphasis in these C&DIs is on the private offering being the same offering as described in the registration statement. By analogy, the Company wishes to note that its offering of the Debentures will be of a different security, with different conversion rights, than those securities offered by the Offering Statement, to an entirely different class of investors.

As noted in the Staff's prior comment, Rule 155(c) is not applicable to Regulation A offerings, but may offer analogous guidance with respect to the Company's current situation. In referring to abandoned public offerings followed by a private offering, the conditions of Rule 155(c) note that a safe harbor from integration is available where, *inter alia*, the private offering is not commenced earlier than 30 days after the effective date of withdrawal of the registration statement, the offerees in the private offering are advised that the offering is not registered, the shares being sold are "restricted securities," and disclosure documents are updated to reflect changes in the issuer's business and financial condition. (The Section 11 caution is clearly inapplicable as this pertains to untrue statements of material fact or omission of material fact in a registration statement, as opposed to an offering statement.) In this regard, the Company wishes to note:

- any offers or sales made pursuant to the Offering Statement terminated as of April 22, 2011, meaning that as a practical matter the offering ceased as of a date more than 30 days ago (and there is no registration statement to be withdrawn), and therefore any solicitation made in the Regulation A Offering has since been subject to a cooling-off period consistent with the objectives of Rule 155(c);

- the offerees in the Exempt Offering will be advised that the securities being offered have not been registered, will receive securities carrying the customary restrictive legend, and updated disclosure documents; and.

- the Company will of course comply with the prohibition of general solicitation in the Exempt Offering.

The Company wishes to further acknowledge that:

- it understands that the terms of the Section 4(2) and/or Rule 506 exemptions will be strictly construed against the Company, which has the burden of proving the availability of one or more of such exemptions;

- if the Staff recommends that no action be taken if the Company proceeds with the Exempt Offering without registration and in reliance on Section 4(2) and/or Rule 506, the Company is fully cognizant that the tests applied may not be proof against claims by purchasers that the securities should have been registered; and

- notwithstanding the availability of an exemption from registration, Sections 12(2) and 17 of the Securities Act continue to apply to the Exempt Offering.

Based upon the foregoing, the Company requests that the Staff indicate if the Company has now adequately addressed the comments set forth in the Comment Letter. Further, we would appreciate your confirming, if true, that (i) the Staff concurs in the Company's position that the Company may proceed with the Rescission Offer and the Exempt Offering, as each is described herein, and (ii) if the Company proceeds with the Exempt Offering, the Staff will recommend that no action be taken in connection therewith.

If the Staff has any questions, you may reach Robert W. Walter, Esq. at (303) 667-7193, or you may contact me at 303-814-8121.

Sincerely,

ZENVAULT MEDICAL CORPORATION

By: /s/ John Botdorf
    John Botdorf
    Executive Chairman

cc: Robert W. Walter, Esq., *Richardson & Patel, LLP*